Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-109072

December 1, 2004

EXPLANATION OF FY2004 INTERIM FINANCIAL RESULTS

COMMENTS BY PRESIDENT TAMAKOSHI

I am Ryosuke Tamakoshi, President of UFJ Holdings. Thank you very much for taking the time out of your busy schedules to attend today’s explanation of the interim results of UFJ Holdings.

Looking back on the first half of the 2004 fiscal year, as with last year, the UFJ Group was again forced to book a large amount of credit related expenses due to the comprehensive measures we have taken to fully resolve our nonperforming loans problem. As a result, concerns about capital adequacy arose. In addition, we have received administrative actions from the Financial Services Agency concerning our responses to their inspections followed by criminal indictments against UFJ Bank and some related personnel, and this has caused us to lose credibility as a financial group.

Prior to an explanation of our interim results, I would like to provide a recap of the past management decisions which led to the current situation of the company. I would also like to address our efforts to recover confidence and improve our market valuation.

(Slide 1: Management Objective and Strategy)

Please refer to the slide presentation.

Unfortunately, the UFJ Group lags far behind other groups in terms of the progress of reducing nonperforming loans. UFJ has a number of large borrowers whose businesses we are very concerned about. Our failure to act promptly and implement comprehensive measures towards revitalizing these businesses, and our stance to pursue resolution in the long term resulted in delays in the revitalization process and our persistent high level of nonperforming loans.

In addition, because we adopted this approach towards our nonperforming loans, we failed to raise sufficient capital, which in turn has given us a reduced risk buffer and a fragile capital base.

Moreover, since our corporate governance and internal control system was inadequate, we were unable to prevent inappropriate conduct such as the evasion of inspections and to adequately manage our credit risk and capital adequacy levels.

Going forward, the UFJ Group will strive to enhance its shareholder value by recapturing a market valuation that reflects our improving profitability. We will achieve this by regaining market confidence through strengthening corporate governance and improving our balance sheet.

Specifically, we are pursuing the following:

(1) Decisively disposing of nonperforming loans;

(2) Enhancing our capital base through an injection of capital from MTFG;

(3) Pursuing management integration with MTFG to establish competitive predominance in the long term; and

(4) Pursuing an appropriate merger ratio through the steady implementation of strategic initiatives.

(Slide 2: Initiatives to Enhance Corporate Governance)

Please refer to page 2 of the presentation. First, I will discuss the strengthening of our corporate governance.

The UFJ Group has developed a business improvement plan to address the issues related to the administrative actions taken by the Financial Services Agency. We are building a corporate governance framework that incorporates the viewpoints of external directors and experts to ensure objectivity and transparency. We will also focus on the creation of a system that enables simple checks and balances.

Specifically, two external directors have been appointed to UFJ Bank, and the Audit and Compliance Committee has been reorganized so that it consists solely of external directors and a specialist. In addition, the Audit and Compliance Committee, and the Internal Audit Department under the direct control thereof, will be completely independent from the executive divisions and will serve in a strong checks and balances function.

(Slide 3: Financial Highlights)

Next, I would like to provide an explanation summarizing the profits and losses in the first half of the year. Please refer to page 3.

In the first half of the year, The UFJ Group addressed reasonable foreseeable risks in an effort to recover the confidence of the market through an improved balance sheet. Specifically, we booked credit related expenses which greatly exceeded our initial forecasts; we booked revaluation losses for our holdings of preferred stock; we supplemented reserves for losses on securities; and we reduced deferred tax assets. As a result, we posted an interim consolidated net loss of Yen 674.2 bil.

(Slide 4: Forecasts for FY 2004(1))

Please refer to page 4. I will provide an explanation of our earnings forecasts for the full fiscal year.

UFJ Holdings is expected to post a consolidated net loss of Yen 750 bil. On a subsidiary banks combined basis, business profit before net transfer to general reserve is estimated to reach Yen 745 bil. However, credit related expenses are estimated to total Yen 970 bil.

(Slide 5: Forecasts for FY 2004(2))

Next, I will discuss the differences in the earnings forecasts made in September of this year and the recently revised forecasts made on November 24. Please refer to page 5.

In September of this year, we forecast a consolidated net loss of Yen 670 bil. We have now increased our estimated loss by Yen 80 bil. This reflects the fact that UFJ Bank’s sale of equity to outside buyers undershot expectations while gains on additional sales of equity to UFJ Equity Investments were eliminated in the consolidation process, and that we have reflected earnings downside risk at the subsidiary company level.

In September of this year, we forecast credit related expenses of Yen 1.13 tril. We have now reduced this figure by Yen 160 bil. to Yen 970 bil.

Credit related expenses are expected to be less than previously forecast because a portion of the initial forecast was and will be booked under the securities account, not as credit related expenses. In addition, first half credit related expenses fell below September forecasts due to lower expenses associated with large borrowers. However, in the second half of the year, credit related expenses are expected to increase due to the effects of an increase in the reserve ratio and the like.

I will elaborate on credit related expenses and equities shortly. Moreover, since the other revisions are the result of transfers between accounting categories, I ask that you take a look at the explanation on this page later.

(Slide 6: Initiatives to Reduce Problem Loans)

Please refer to the next page. I will now discuss the status of our nonperforming loans.

The UFJ Group is focusing on implementing significant initiatives for large troubled borrowers in an effort to achieve an NPL ratio of less than 4% and rid itself completely of this issue. Revitalization plans have been finalized for most of these large borrowers. Our NPL ratio, as of the end of September 2004, remained high at 9.4%, but the majority of the revitalization plans will take effect in the second half of the term. Through the execution of revitalization plans, we expect a large portion of the NPLs to move off the balance sheet or to be re-categorized as normal loans.

We booked credit related expenses of Yen 614.1 bil. in the first half of the year, far above our initial forecast, due largely to increases in costs necessary for the revitalization of large borrowers and additional reserves reflecting the higher historical default ratio. In addition, we incurred losses related to preferred shareholdings which we subscribed to in the course of providing past financial assistance.

Credit related expenses are expected to reach Yen 356 bil. in the second half of the year. Since we are making steady progress in managing risk, I believe that there is only a limited possibility that additional unforeseen losses will be incurred.

(Slide 7: Problem Loan Balance (1))

Page 7 shows trends in the balance of our NPLs.

Our NPL balance increased by approximately Yen 200 bil. from the end of March 2004 to stand at Yen 4.1 tril. at the end of September 2004. Increases in NPLs with large troubled borrowers outpaced decreases with other borrowers. The NPL ratio likewise rose from 8.5% at the end of March 2004 to 9.4% at the end of September 2004.

If we look at the NPLs by classification, sub-standard loans decreased greatly and doubtful loans increased due to the implementation of downgrading as part of our efforts to resolve the NPL issue.

On the other hand, “broadly defined problem loans”, which includes the other special mention loans, decreased to Yen 6.2 tril., and there is little chance of additional risk.

(Slide 8: Problem Loan Balance (2))

Please refer to page 8.

In May of this year, we mentioned that we would make an intensive effort to reduce problem loans to large borrowers, which totaled Yen 1.8 tril.

The balance temporarily increased through the end of June 2004 due to downgrading from normal loans, but thereafter the balance declined to Yen 2.2 tril., as of the end of September 2004, due to the progress in our efforts to revitalize the borrowers.

Of this Yen 2.2 tril. balance, revitalization plans for loans totaling Yen 1.6 tril. are in place. We will implement these plans, and those which have not been finalized, in the second half of the year, and move an estimated Yen 900 bil. off the balance sheet and also normalize a total of Yen 1.2 tril.

Together with our efforts to reduce and eliminate loans with other borrowers, we aim to achieve an NPL ratio of less than 4%.

(Slide 9: Revitalization Plans for Large Borrowers)

The next page summarizes the revitalization plans finalized up to this point in time.

As the slide shows, our revitalization initiatives include the reduction of the total lending to the particular borrower through the disposal and repayment of loans; and upgrading of loans to the normal category with the help of external sponsors such as the Industrial Revitalization Corporation of Japan, which will ensure greater transparency and independence.

(Slide 10: Credit Related Expenses)

Next, I will discuss credit related expenses.

Interim credit related expenses exceeded our initial forecasts by more than Yen 400 bil. to reach Yen 614.1 bil. This amount includes Yen 230.1 bil. in credit related expenses with large borrowers. In addition, our historical default ratio increased through the booking of a large amount of credit related expenses in the second half of last year and, as a result thereof, transfers to reserves for credit losses increased by Yen 158.8 bil.

Including Yen 355.9 bil. in the second half of the term, we forecast annual credit related expenses of Yen 970 bil. The impact of the increase in the reserve ratio will have the greatest effect on second half costs, which are expected to be roughly Yen 360 bil.

Currently, the reserve ratio at UFJ Bank stands at 12% for total loans to other special mention borrowers and 31% for total loans to sub-standard borrowers. We expect these ratios to increase by 10% and 25%, respectively, by the end of this fiscal year.

(Slide 11: Collateral and Reserves)

Page 11 shows the status of collateral and reserves.

The uncovered portion of sub-standard and doubtful borrowers totaled Yen 1.1 trillion, as of September, 2004.

Large borrowers who have not yet implemented revitalization plans are in principle classified under doubtful debt. The coverage ratio for large borrowers stood at 62%, and as such the coverage ratio for all doubtful loans has declined by 18% from the end of March 2004 to reach 71%. Nonetheless, since sufficient reserves have been independently made with the revitalization plans of the large borrowers, we believe there is little chance of the occurrence of additional costs.

(Slide 12: Loan Portfolio)

Please refer to page 12.

We have broken down our loan portfolio by amounts ranging from borrowers with credit balances in excess of Yen 100 bil. down to borrowers with balances of less than Yen 3 bil.

The top right box contains the loans outstanding as of the end of September 2004 for large borrowers with loans exceeding Yen 50 bil. per company. Most of this balance has been classified as doubtful and, as you can see, there is little remaining risk.

On the other hand, the bottom left box shows changes in the balance of loans outstanding for troubled borrowers with balances of less than Yen 10 bil. in the first half. Overall, the balance of loans classified as other special mention or below has been reduced by approximately Yen 600 bil. You can see that we are also making progress in improving our loan portfolio of small- and medium-sized borrowers.

(Slide 13: Borrower Migration Excluding Large Borrowers)

Page 13 shows borrower migration in the first half of the year, excluding large borrowers.

Downgrades continue to exceed upgrades, although the financial impact has come down to a manageable level. In addition, with the progress of our initiatives to address the issues with large borrowers, the status of any specific borrower will no longer have a large impact on the whole.

(Slide 14: Gains / Losses on Equities)

Next, I will provide an explanation concerning gains and losses on equities.

Interim losses on stocks and other equity securities reached Yen 100.2 bil. This was mainly due to the need to realize valuation losses resulting from the implementation of strict rules for realizing revaluation losses on shares. Specifically, we reported revaluation losses of Yen 105.9 bil. on stocks issued by subsidiaries, including a housing loans guarantor, and Yen 144.1 bil. on preferred stock holdings.

In addition to this, we reported a Yen 134.9 bil. loss on transferring to reserves for losses on securities acquired via a debt to equity swap.

Moreover, the balance of shares with no market value totaled Yen 720 bil. as of the end of September 2004, as shown on slide 14. Of this, Yen 380 bil. is in preferred stock acquired in relation to revitalization plans of borrowers.

(Slide 15: Deferred Tax Assets (DTA)

Next, I will discuss deferred tax assets.

The balance of deferred tax assets as of the end of September 2004 was Yen 1.2 tril. for UFJ Holdings on a consolidated basis. This represents a decline of Yen 189.8 bil. from the end of March 2004, due to conservative estimates of future earnings.

The five-year forecast of business profit implies Yen 735.9 bil. on a one-year basis. Since earnings are forecast to reach Yen 745 bil. this year, you can see that we have not assumed large growth in earnings.

Meanwhile, credit related expenses are expected to total Yen 244.1 bil. on a one-year basis. If we assume a lending balance of Yen 40 tril., this will be equal to a level of approximately 60 basis points. Since future uncertainty will steadily decline with the progress in the disposal of nonperforming loans, we believe this is sufficiently conservative.

(Slide 16: Impairment of Subsidiary Banks’ Shares)

Please refer to page 16.

UFJ Holdings recorded Yen 2.8 tril. in extraordinary losses in connection with subsidiary bank shares. Continued losses from the disposal of nonperforming loans and the like have negatively impacted stock values for both banks, and it became necessary for us to address this matter.

UFJ Holdings wrote off an unrealized loss of Yen 2.3 tril. and made a reserve for losses on securities of Yen 0.4 tril., to record a non-consolidated interim net loss of Yen 2.8 tril. On an annual basis, we expect a loss of Yen 3 tril.

This will deplete UFJ Holding’s earnings available for dividends. Accordingly, we sincerely regret that a dividend will not be paid for FY2004 on either common shares or preferred shares.

(Slide 17: BIS Capital Ratio)

Next, I will discuss our capital adequacy ratio.

UFJ Holdings recorded an interim consolidated net loss of Yen 674.2 bil. as a result of our efforts to improve our balance sheet. In order to reinforce its capital base that would have been impacted from this loss, UFJ Bank issued preferred shares to MTFG and received capital amounting to Yen 700 bil. Yen 80 bil. was reallocated from UFJ Trust to UFJ Bank.

As the result thereof, the capital adequacy ratio as of the end of September 2004 was 9.9% for UFJ Holdings and 10.0% for UFJ Bank. Moreover, since we have advanced our initiatives to counter financial risk factors, we believe that uncertainties concerning future capital adequacy have been greatly reduced.

(Slide 18: Business Profit)

Please refer to page 18. I will now provide an explanation of our earnings.

Interim business profit before net transfer to general reserve reached Yen 394.7 bil. Since non-interest income increased, gross operating profit on both retail and corporate business exceeded the previous term’s levels and administration costs have been reduced. However, lower market related income reduced overall earnings by Yen 36.2 bil., compared with the first half of the previous year.

(Slide 19: Lending Business)

Next, I will discuss the status of our lending business.

The interim average loan balance increased by Yen 0.1 tril. compared with the second half of the previous year to reach Yen 40.4 tril. The loan balance to the Corporate Advisory Group declined due to the advancement of the disposal of nonperforming loans, but this decrease was offset by the increase in corporate and retail loans.

On the other hand, loan yields fell by 7 basis points from the second half of the previous fiscal year to reach 1.66%. The decline in yields was mainly due to interest rate competition in housing loans and the reduction of the balance of problem loans to corporations with relatively high yields.

(Slide 20: Lending Business (Corporate Banking))

Please refer to page 20.

The average loan balance to corporations began to recover. This is the result of the introduction of new initiatives, such as “Business Loans” to small-and-medium sized enterprises, the introduction of standard screening procedures, and the promotion of project financing.

On the other hand, competition continues to be fierce with regard to spreads, and the trend remains weak with both large corporations as well as small- and medium-sized corporations.

(Slide 21: Lending Business (Retail Banking))

Please refer to page 21.

The housing loan balance increased by Yen 0.3 tril. from the end of March 2004 to reach Yen 7.6 tril, and continues to expand. Nonetheless, fierce competition between banks has put pressure on spreads and new loans extended in the first half of this year were less than the amount achieved in the second half of last year.

Consumer loans remain roughly flat. In preparation for the management integration with MTFG, we believe that this business will need to be strategically reformed. As such, the consolidation of Nihon Shinpan and its merger with UFJ Card have been postponed until around October of 2005.

(Slide 22: Fee Business (Corporate Banking))

Next, I will discuss our fee business.

Fees from corporate banking increased by Yen 14 bil., compared with the first half of previous year to reach Yen 124.2 bil. Derivatives sales were strong, and other products maintained steady trends. Above all, efforts such as offering financial products in smaller lots have resulted in expanded earnings from small and medium sized corporations so that they now account for 60% of our overall corporate fee business.

(Slide 23: Fee Business (Retail Banking))

Please refer to page 23.

Fee income in the retail sector has also increased due mainly to income from the sale of investment products. With income related to the ATM network, cash advancement fees increased by 32% compared with the same period of the previous year.

We are committed to strengthening our profitability by continuing our efforts in the initiatives we have already rolled out as well as by seeking new business opportunities that deregulation will create. Our launch today (December 1) of our new securities intermediation business is a good example of such an opportunity.

(Slide 24: Fee Business (Trust-related))

Next, I will provide an explanation concerning our trust-related business.

Gross operating profits in the interim period increased by Yen 3.4 bil. year on year to Yen 40.2 bil. Revenues from corporate agency, real estate, and private clients are showing steady growth. Moreover, as you can see in the graph on the right, UFJ Trust’s services provided to the UFJ Bank customer base is also progressing steadily.

(Slide 25: Management Integration with MTFG (1))

Finally, I would like to talk about the management integration with MTFG.

In August of this year, the UFJ Group concluded a basic agreement with MTFG regarding management integration. We are currently advancing discussions and preparations towards the integration scheduled in October of next year.

The realization of the integration will give birth to a leading financial group in Japan, which will have a broad and solid domestic network and customer base, financial soundness, and many other strengths.

Nonetheless, an agreement has yet to be reached concerning the merger ratio - an extremely important issue for the maximization of shareholder value. On this point, we have received a variety of opinions from shareholders related to our decision to accept capital while the merger ratio remains undecided and regarding the terms and conditions of the issued preferred shares.

I am also fully aware of the need to provide a full explanation concerning our specific rationalization plans, the synergies resulting from the integration, and our policies for maximizing shareholder value.

(Slide 26: Management Integration with MTFG (2))

Page 26 shows the schedule leading up to the planned merger.

UFJ Holdings is scheduled to present a proposal concerning the merger at its annual general meeting in June 2005 for a vote by shareholders. Naturally, merger conditions that satisfy our shareholders will be essential for gaining approval, and I will approach future negotiations with firm determination.

At the same time, we will continue our efforts in addressing pressing issues the UFJ Group faces, such as strengthening corporate governance, improving our balance sheet by resolving our nonperforming loans issues and increasing our profitability. These are essential for us to regain an appropriate market valuation and to ensure growth of the new group.

This concludes my explanation concerning the interim financial results and the current situation of the UFJ group. I will now be happy to answer any questions you may have.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome,	1-1 Otemachi 1-chome,
Chiyoda-ku Tokyo 100-6326 Japan	Chiyoda-ku Tokyo 100-8114 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.